Exhibit 2.2
[Central Valley Community Bancorp Letterhead]

September 19, 2016

Sierra Vista Bank
1710 Prairie City Road, Suite 100
Folsom, California 95630
Attn: Gary D. Gall, CEO

Re: Adjustment to Aggregate Merger Consideration

Dear Gary:

Central Valley Community Bancorp (“CVCY”), Central Valley Community Bank and Sierra Vista Bank (“SVBank”) are parties to an Agreement and Plan of Reorganization and Merger dated as of April 28, 2016 (the “Merger Agreement”). Capitalized terms used but not defined this letter (this “Letter Agreement”) shall have the respective meanings given in the Merger Agreement. Section numbers refer to sections of the Merger Agreement.

The parties to the Merger Agreement currently anticipate that the Closing Date will be October 1, 2016. Assuming the Closing Date is October 1, 2016, the Determination Date is September 19, 2016.

Based on foregoing, (1) the CVCY Determination Price on the Determination Date is greater than one hundred fifteen percent (115%) of the Assigned CVCY Common Share Price and (2) the CVCY Change Ratio is greater than one hundred fifteen percent (115%) of the Index Change Ratio. As a result, CVCY has the right to elect to terminate the Merger Agreement by notice to SVBank pursuant to Section 7.1(g)(iii) (the “Collar Termination Right”). However, if CVCY were to exercise its Collar Termination Right, SVBank would have the right to prevent the termination from becoming effective by notifying CVCY of its election to accept a decrease in the Aggregate Merger Consideration in accordance with Section 7.1(g)(iv).

CVCY intends to exercise its Collar Termination Right. If CVCY were to do so, SVBank intends to prevent the Merger Agreement from terminating by accepting a decrease in the Aggregate Merger Consideration in accordance with Section 7.1(g)(iv). CVCY and SVBank desire to effect a decrease the Aggregate Merger Consideration in accordance with Section 7.1(g)(iv) without the necessity of exchanging written notices.

Therefore, subject to the Closing occurring with an Effective Date of October 1, 2016, the parties agree that the Aggregate Merger Consideration shall be decreased in accordance with Section 7.1(g)(iv) as if CVCY had exercised the Collar Termination Right and as if SVBank had elected to accept a decrease in the Aggregate Merger Consideration in accordance with Section 7.1(g)(iv), but without either CVCY or SVBank providing notice to the other party under Section 7.1(g)(iii) or 7.1(g)(iv).

If SVBank is in agreement with the terms and conditions set forth in this Letter Agreement, please indicate your agreement by countersigning this letter below.

This Letter Agreement shall be binding on CVCY, Central Valley Community Bank and SVBank as of the date hereof, but only upon countersignature by SVBank. Except as specifically set forth in this Letter Agreement, none of CVCY, Central Valley Community Bank nor SVBank waives any term, right, provision or condition under the Merger Agreement. This Letter Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. The exchange of copies of this Letter Agreement and of signature pages by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Letter Agreement for all purposes. This Letter Agreement may not be supplemented or modified except in writing. If the Merger is not completed with an Effective Date as of October 1, 2016, this Letter Agreement shall terminate and shall be of no effect as of October 3, 2016, provided however (1) CVCY shall nonetheless be deemed to have exercised its Collar Termination Right as of the date hereof and SVBank shall nonetheless be deemed to have elected to accept a decrease in the Aggregate Merger Consideration in accordance with Section 7.1(g)(iv) as of the date hereof and (2) the terms of this paragraph shall survive any such termination. Nothing in this Letter Agreement will be deemed to create any right in any person not a party hereto (other than the permitted successors and assigns of a party hereto) and this Agreement will not be construed in any respect to be a contract in whole or in part for the benefit of any third party.

Sincerely,

Central Valley Community Bancorp

By:_/s/ James M. Ford________________
  James M. Ford, President and
Chief Executive Officer

Central Valley Community Bank

By:__/s/ James M. Ford_______________
  James M. Ford, President and
Chief Executive Officer

Agreed as of September 19, 2016:

Sierra Vista Bank

By:__/s/ Gary D. Gall__________
  Gary D. Gall, President and
      Chief Executive Officer